Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

December 10, 2010

VIA EDGAR TRANSMISSION

Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	The Purisima Funds (the “Trust”)
File Nos.: 333-09153 and 811-07737
The Purisasima Total Return Fund (S000005935)
The Purisima All-Purpose Fund (S000005936)

Dear Mr. DiStefano:

This correspondence is being filed to correct a typographical error that occurred in the Trust’s previous correspondence dated December 9, 2010 (the “December 9 Correspondence”).  The December 9 Correspondence was filed in response to oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC (“USBFS”), on behalf of the Trust, by the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 8, 2010, which supplemented the Trust’s previous response dated December 3, 2010, to oral comments and suggestions provided by the Staff on November 17, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement.  PEA No. 23 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 12, 2010, for the purpose of conforming the Trust’s Prospectuses for its series, The Purisima Total Return Fund and The Purisima All-Purpose Fund (each a “Fund,” and together, the “Funds”), to the Summary Prospectus Rules as set forth in 17 CFR Parts 230, 232, 239, and 274.

Specifically, the last sentence of the Trust’s response to Staff Comment 1 to its Statement of Additional Information (“SAI”), appeared underlined in the December 9 Correspondence, indicating the addition of the language to the Trust’s SAI.  This sentence should have appeared stricken, indicating that the language had been removed from the SAI as appears below:

Statement of Additional Information

1.	Staff Comment: In the Trust’s response to Staff Comment 1, the Staff repeats its request that the Trust state the All-Purpose Fund’s policy with respect to industry concentration.

Response:  The Trust responds by conforming its Statement of Additional Information to reflect the policy not to concentrate as follows:

“4.           Neither ~~The total Return~~ Fund will ~~may not~~ purchase the securities of any issuer if, as a result, 25% or more of the value of its total assets, determined at the time an investment is made, exclusive of U.S. government securities, are in securities issued by companies primarily engaged in the same industry.  ~~The All Purpose Fund may concentrate its investment in a single industry or a group of industries.”~~

If you have any additional questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ Alia S. Mendez
Alia S. Mendez, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC